HBK NEW YORK LLC
                  (a Delaware limited liability company)

                         CERTIFICATE OF AUTHORITY


     The undersigned, being the managing member of HBK New York LLC (the "Company"), hereby certifies that Jon L. Mosle is authorized to act for and on behalf of the Company to carry out the purposes of the Company in relation to filings and requests and related correspondence with the Securities and Exchange Commission and any other governmental or self-regulatory agency or body with authority to regulate securities or commodities transactions or related business activities.


     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Authority to be effective as of the 17th day of October, 2008.


HBK MANAGEMENT LLC

By: /s/ J. Baker Gentry, Jr.
Name:   J. Baker Gentry, Jr.
Title:  Authorized Signatory